May 16, 2005

To:          All Applicable Commissions and Stock Exchanges

Dear Sirs:

Re:          Bema Gold Corporation

We confirm that the following material was sent by first class mail on May 16, 2005, to those registered and non-registered shareholders of Bema Gold Corporation who completed and returned a supplemental mail list card requesting receipt of Interim Financial Statements:

1.	Financial Statements for the three months ended March 31, 2005 / Management’s Discussion and Analysis.

Yours truly,

BEMA GOLD CORPORATION

"Shanna Semenowycz"

Shanna Semenowycz
Legal Assistant

SUITE 3100, THREE BENTALL CENTER, 595 BURRARD STREET., PO BOX 49143, VANCOUVER, BRITISH COLUMBIA, CANADA V7X 1G4
TEL: (604) 681-8371 FAX: (604) 681-6209